Exhibit 99.1

OMNIVISION and Valens Semiconductor Partner to Offer Automotive OEMs a MIPI A-PHY-Compliant Camera Solution for Advanced Driver-Assistance Systems Applications

The companies will demonstrate the joint A-PHY solution at AutoSens Detroit

SANTA CLARA, Calif. and HOD HASHARON, Israel, May 9, 2022 /PRNewswire/ -- OMNIVISION, a leading global developer of semiconductor solutions, advanced digital imaging, analog, and touch & display technology, and Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, have partnered to bring to market a MIPI A-PHY-compliant camera solution for the automotive industry. The companies will include Valens Semiconductor's new VA7000 A-PHY-compliant chipsets inside OMNIVISION's Automotive Reference Design System (ARDS) camera modules. The initial camera module will also include the OX08B40 image sensor from OMNIVISION.

Since its release by the MIPI Alliance in late 2020, A-PHY, the standard for high-speed in-vehicle connectivity, has garnered significant momentum within the industry. In 2021, the IEEE standards association adopted A-PHY in its entirety as one of its own standards. Automotive Tier-1 and Tier-2 technology suppliers, such as OMNIVISION, have been working to adopt the standard for their next-generation solutions for Advanced Driver-Assistance Systems (ADAS) applications. Valens Semiconductor is the first company to launch A-PHY compliant chipsets, having started shipping samples of its VA7000 product family to select customers and partners in December 2021.

The collaboration between Valens Semiconductor and OMNIVISION will pave the way for the development of A-PHY-compliant camera systems, allowing for smaller camera designs, reduced power consumption, lower camera cost, and interoperability with the wider A-PHY ecosystem. Both companies will demonstrate the A-PHY reference design at AutoSens Detroit (May 10-12, 2022).

"We're thrilled to partner with Valens Semiconductor to allow our customers to easily evaluate A-PHY, a new global standard optimized for high-speed sensor-to-ECU connectivity, which we believe will present a significant business opportunity for our company," said Boyd Fowler, Chief Technology Officer at OMNIVISION. "It is a major step that the automotive industry can now work around a connectivity standard, which is built from the ground up to deal with the specific challenges in the car while bringing significant cost savings to the ecosystem as a whole. We look forward to taking our place in this impressive new development around MIPI A-PHY."

"OMNIVISION has always been a pioneer in adopting cutting edge technologies with their sensor solutions, which is why it's no surprise that they're forging ahead with A-PHY," said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. "The A-PHY ecosystem continues to grow, with OEMs, Tier 1s and Tier 2s already evaluating our VA7000 chipset family for high-speed video connectivity. It is becoming crystal clear that this is going to be the leading connectivity solution for ADAS applications in cars around the world."

About OMNIVISION

OMNIVISION is a global fabless semiconductor organization that develops advanced digital imaging, analog and touch & display solutions for multiple applications and industries, including mobile phones; security and surveillance; automotive; computing; medical; and emerging applications. Its award-winning innovative technologies enable a smoother human/machine interface in many of today's commercial devices. Find out more at www.ovt.com.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Automotive and Audio-Video industries. Valens’ HDBaseT technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens' management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

OMNIVISION Media Contact:

Sandy Fewkes

Kiterocket

+1 408.529.9685

sfewkes@kiterocket.com

OMNIVISION Company Contact:

Mengxi Liu

OMNIVISION

+1 408.653.3484

mengxi.liu@ovt.com

Valens Company Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com